Exhibit 12.2

COMMONWEALTH REIT

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(dollars in thousands)

	Six Months Ended June 30,				Year Ended December 31,
	2010		2009		2009		2008		2007		2006		2005
Earnings:
Income from continuing operations	$47,254		$66,877		$76,666		$83,559		$94,626		$222,215		$127,528
Equity in earnings and gains (losses) on equity transactions of equity investments	(21,062)		(861)		(6,546)		—		—		(119,423)		(26,115)
Fixed charges before preferred distributions	92,763		88,126		173,458		180,193		171,459		165,903		143,663
Distributions from equity investments	7,960		—		4,975		—		—		5,387		22,646
Capitalized interest	—		—		—		—		(489)		(335)		—
Adjusted Earnings	$126,915		$154,142		$248,553		$263,752		$265,596		$273,747		$267,722

Fixed Charges and Preferred Distributions:
Interest expense (including amortization of debt discounts, premiums and deferred financing fees)	$92,763		$88,126		$173,458		$180,193		$170,970		$165,568		$143,663
Capitalized interest	—		—		—		—		489		335		—
Preferred distributions	25,334		25,334		50,668		50,668		60,572		44,692		46,000
Combined Fixed Charges and Preferred Distributions	$118,097		$113,460		$224,126		$230,861		$232,031		$210,595		$189,663

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.1	x	1.4	x	1.1	x	1.1	x	1.1	x	1.3	x	1.4	x